UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MediCor Ltd.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

58470M 10 0

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jim J. McGhan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Jim J. McGhan – United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Jim J. McGhan - 783,862

	6.	Shared Voting Power

	7.	Sole Dispositive Power Jim J. McGhan - 783,862

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Jim J. McGhan - 783,862

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.76%

12.	Type of Reporting Person (See Instructions) Jim J. McGhan - Individual

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Global Investment Group I LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Global Investment Group I LLC - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Global Investment Group I LLC -1,190,625

	6.	Shared Voting Power

	7.	Sole Dispositive Power Global Investment Group I LLC -1,190,625

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Global Investment Group I LLC -1,190,625

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.71%

12.	Type of Reporting Person (See Instructions) Global Investment Group I LLC – Limited Liability company of which Mr. McGhan is the 100% ownerl

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Global Investment Group II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Global Investment Group II LLC - Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Global Investment Group II LLC – 787,940

	6.	Shared Voting Power

	7.	Sole Dispositive Power Global Investment Group II LLC – 787,940

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Global Investment Group II LLC – 787,940

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.78%

12.	Type of Reporting Person (See Instructions) Global Investment Group II LLC – Limited Liability company of which Mr. McGhan is the 100% owner

Item 1.
	(a)	Name of Issuer MediCor Ltd. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4560 S. Decatur Blvd. Suite 300, Las Vegas, Nevada 89103

Item 2.
(a)

Name of Person Filing
This Statement is being filed by and behalf of Global Investment Group I LLC (“GIG1”), Global Investment Group II LLC (“GIG2”) and Jim J. McGhan (“Mr. McGhan and, together with GIG1 and GIG2, the “Reporting Persons”). Mr. McGhan is the 100% owner of GIG1 and GIG2.

	(b)	Address of Principal Business Office or, if none, Residence The business address of each of the Reporting Persons is 4560 S. Decatur Blvd. Suite 201, Las Vegas, Nevada 89103.
	(c)	Citizenship GIG1 is a Delaware limited liability company. GIG2 is a Delaware limited liability company. Mr. McGhan is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 58470M 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,762,427
(b) Percent of class: 13.25%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,762,427
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 2,762,427
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2006
Date
Jim J. McGhan
/s/ Jim J. McGhan
Signature

Name/Title

Global Investment Group I LLC
/s/ Jim J. McGhan
Signature

General Manager and Sole Owner
Name/Title
Global Investment Group II LLC
/s/ Jim J. McGhan
Signature

General Manager and Sole Owner
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 15, 2006

GLOBAL INVESTMENT GROUP I LLC

By:
Its: General Manager

By:	/s/ Jim J. McGhan
Name: Jim J. McGhan
Title: General Manager & Sole Owner

GLOBAL INVESTMENT GROUP II LLC

By:
Its: General Manager

By:	/s/ Jim J. McGhan
Name: Jim J. McGhan
Title: General Manager & Sole Owner

By:	/s/ Jim J. McGhan
Jim J. McGhan